PACIFIC SOFTWARE, INC.

2 Bloor St. East, Suite 3500

Toronto, ON M4W 1A8

August 12, 2019

U. S. Securities and Exchange Commission

Division of Corporate Finance

100 F Street, N.E., Mail Stop 3030

Washington, D.C. 20549

Attn: Mr. Matthew Derby

Re: PACIFIC SOFTWARE, INC./Application for Withdrawal on Form RW for Form 10-12G (File 000-54160)

Dear Mr. Derby:

Ladies and Gentlemen:

Pacific Software, Inc. (the “Company”) hereby requests, pursuant to Rule 477 of the Securities Act of 1933, as amended, that the Company’s filing on Form 10-12G (File No. 000-54160), initially filed with the Securities and Exchange Commission (the “SEC”) on June 18, 2019, together with all exhibits thereto (the “Form 10”), be withdrawn effective immediately. No securities have been issued or sold under the Form 10, which has not been declared effective by the SEC.

The Company believes that, at this time, it is not prepared to register the common shares pursuant to Exchange Act Section 12(g) and, therefore, has decided to withdraw this Form 10. Accordingly, we request that the SEC issue an order granting the withdrawal of the Form 10 (“Order”) effective as of the date of this letter or at the earliest practicable date hereafter. It is our understanding that this application for withdrawal of the Form 10 will be deemed granted as of the date that it is filed with the SEC unless, within 15 days after such date, the Company receives notice from the SEC that this application will not be granted.

If you have any further questions regarding this request for withdrawal, or if you require any additional information, please feel free to contact our counsel, Thomas C. Cook, Esq., at (702) 524-9151.

Very truly yours,

/s/ Harrysen Mittler

Harrysen Mittler

Chairman and Chief Executive Officer